Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report with respect to the consolidated financial statements, financial statement schedule, and the effectiveness of internal control over financial reporting incorporated by reference herein.

Our report dated March 24, 2015, on the effectiveness of internal control over financial reporting as of December 31, 2014, expresses our opinion that Qumu Corporation did not maintain effective internal control over financial reporting as of December 31, 2014 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states a material weakness was identified related to the adequacy of the Company’s risk assessment process relative to its internal control over financial reporting for its continuing business as a result of the divestiture of its disc publishing business.

Our report dated March 24, 2015, on internal control over financial reporting as of December 31, 2014, contains an explanatory paragraph that states management excluded from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, Kulu Valley, Ltd.’s internal control over financial reporting associated with total assets of approximately $19,100,000 and total revenue of approximately $464,000 included in the consolidated financial statements of Qumu Corporation and subsidiaries as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of Qumu Corporation also excluded an evaluation of the internal control over financial reporting of Kulu Valley, Ltd.

/s/  KPMG LLP

Minneapolis, Minnesota

August 10, 2015